VIA EDGAR

March 18, 2022

Principal Real Estate Income Fund

1290 Broadway

Suite 1000

Denver, Colorado 80203

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig, Division of Investment Management

RE:	Principal Real Estate Income Fund (the “Registrant”) File Nos. 333-183789; 811-22742

Dear Ms. Fettig:

Set forth in the numbered paragraphs below are the Staff’s comments, provided telephonically on February 4, 2022 and March 11, 2022, regarding the Staff’s SOX review of the Registrant’s October 31, 2021 Annual Financial Statements (the “Financial Statements”) as filed on Form N-CSR (“Form N-CSR”) filed on January 10, 2022 under the Investment Company Act of 1940, as amended (the “1940 Act”). Capitalized terms not otherwise defined herein shall have the meanings given to them in the Form N-CSR.

1.	Staff Comment: In the section titled “Performance Overview,” your disclosure indicates that distributions were estimated to have been paid in the current fiscal year from net investment income and include return of capital. Further, the disclosure in the section titled “Section 19(a) Notices” similarly shows distributions paid from return of capital. However, the Registrant’s financial statements show all distributions being paid from net income. Please confirm whether any distributions were paid from return of capital. In addition, please confirm the disclosures are accurate with respect to the time periods disclosed.

Registrant’s Response: The Fund provides a Section 19(a) notice of the best estimate of its distribution sources at that time. The disclosure on pages 7 and 47 are referring to the Fund's 19a-1 notifications which are an estimate at a point in time during the fiscal year. The financial statements are inclusive of all adjustments for annual reporting purposes. Registrant notes that the time periods in the disclosure are accurate. The time period referenced in the section titled “Performance Overview” is in reference to the distribution character for the fiscal year and coincides with the time period of the Management Discussion of Fund Performance. The time period referenced in the Section 19(a) is based on the classification of income for tax purposes as of calendar year end.

2.	Staff Comment: In the Registrant’s Financial Highlights, in accordance with Item 4, Instruction 14 of Form N-2, please briefly explain in a note explaining the differences in the calculations of (i) total investment return and (ii) total return based on per share net asset value.

Registrant’s Response: Total Return is a performance calculation based on the Net Asset Value (“NAV”) of the Fund. Total Return – Market Price is a performance calculation based on the market price of the Fund. Going forward, the Registrant will distinguish Total Return-NAV and Total Return-Market Price and provide an explanatory footnote in future filings on Form N-CSR.

Securities and Exchange Commission

March 18, 2022

3.	Staff Comment: In the Registrant’s Statement of Investments, in accordance with Regulation S-X, Rule 4-08(b), please identify any securities pledged as collateral for borrowings.

Registrant’s Response: The Fund discloses in “Note 3 Leverage” that the Fund pledges its investment securities as the collateral for the line of credit per the terms of the agreement. The Registrant believes that is adequate disclosure. Further, Registrant confirms that each of securities listed in the Statement of Investments are pledged as collateral.

4.	Staff Comment: In future filings on Form N-CSR, please disclose how often management fees are paid (e.g., monthly, quarterly, etc.).

Registrant’s Response: Registrant confirms that, in future filings on Form N-CSR, the frequency with which management fees are paid will be disclosed.

5.	Staff Comment: In future filings on Form N-CSR, under the section titled “Dividend Reinvestment Plan,” please provide a telephone number and address for the Plan Administrator in accordance with Item 10.e. of Form N-2.

Registrant’s Response: Registrant confirms that, in future filings on Form N-CSR, a telephone number and address for the Plan Administrator will be provided.

6.	Staff Comment: In future filings on Form N-CSR, under the section titled “Approval of Investment Advisory and Sub-Advisory Agreements,” please include more specificity regarding the factors considered by the Board in the approval of the Advisory Agreements.

Registrant’s Response: Registrant confirms that it will consider enhancing the disclosure regarding the factors considered by the Board in the approval of the Advisory Agreements in future filings on Form N-CSR.

7.	Staff Comment: Please confirm whether Registrant complied with Items 8(a)(2)(iii)-(iv) on Form N-CSR. Similarly, please confirm whether Registrant complied with Item 8(a)(3) on Form N-CSR and, to the extent applicable, please identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Registrant’s Response: Registrant confirms its belief that it has complied with Items 8(a)(2)(iii)-(iv) and confirms that none of the other accounts listed pay an advisory fee based on the performance of the account. Additionally, Registrant confirms its belief that it has complied with Item 8(a)(3), but undertakes to add additional disclosure to identify any benchmark used to measure performance and state the length of the period over which performance is measured, if applicable, in future filings on Form N-CSR.

Should you have any additional comments or concerns, please do not hesitate to call the undersigned at (720) 917-0892.

Sincerely,

/s/ Brendan Hamill

Brendan Hamill

cc: Allison M. Fumai, Esq., Dechert LLP